Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES FILING OF FORM 20-F WITH THE SEC

ATHENS, GREECE, March 5, 2018 — Capital Product Partners L.P. (the “Partnership”) (NASDAQ: CPLP), an international, diversified shipping company, announced today the filing of its annual report on Form 20-F for the year ended December 31, 2017, which includes the Partnership’s audited financial statements, with the U.S. Securities and Exchange Commission (SEC) on March 5, 2018. An electronic copy of the filing is now accessible on the Partnership’s website at www.capitalpplp.com.

Additionally, unitholders can request a hard copy of the Partnership’s annual report free of charge upon request through the Partnership’s website www.capitalpplp.com or by writing to:

Capital Product Partners L.P.

3 Iassonos Str.

18537 Piraeus, Greece

Or by sending an e-mail to info@capitalpplp.com

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of tanker, container and drybulk vessels. The Partnership currently owns 37 vessels, including twenty-one modern MR (Medium Range) product tankers, four Suezmax crude oil tankers, one Aframax crude/product oil tanker, ten Neo Panamax container vessels and one Capesize bulk carrier. Its vessels trade predominantly under period charters to Cargill International S.A., CMA-CGM S.A., Cosco Bulk Carrier Co. Ltd., CSSA S.A. (Total S.A.), Flota Petrolera Ecuatoriana, Hyundai Merchant Marine Co. Ltd., International Seaways, Inc., Pacific International Lines (PTE) Ltd., Petróleo Brasileiro S.A. , Repsol Trading S.A., Tesoro Far East Maritime Company, Shell Tankers Singapore Private Limited and Capital Maritime & Trading Corp.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

CPLP-G

Contact Details:

Capital GP L.L.C.

Gerasimos (Jerry) Kalogiratos

Chief Executive Officer

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.